Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP EXECUTIVE APPOINTMENTS AND CREATION OF NEW

LOW VOLTAGE & HUMAN ASSISTED GROUP

Valcourt, Quebec, September 26, 2022 – BRP Inc. (TSX:DOO; NASDAQ:DOOO) confirms two new roles as part of the executive leadership team. In May, the Company stated that is was actively looking for a seasoned leader to head its information technologies. Today, the Company announces the appointment of Stéphane Bilodeau as Chief Information Officer effective October 11th.

Mr. Bilodeau will lead information technologies and evolve systems to support the Company’s business transformation and vision, and will report to José Boisjoli, President and CEO. He will be responsible for Information Systems & Technology (IS&T) including cybersecurity, programs and data.

Over the years, Mr. Bilodeau has held senior leadership positions and headed IT governance and business relationship activities, as well as managed commercial activities. Since 2017, he was CIO at BDC.

BRP also announces the creation of a new business unit that will be known as the Low Voltage & Human Assisted Group (LVHA) and will focus on new product categories. The group will be led by Minh Thanh Tran, who is appointed Executive Vice-President, Corporate Strategy & LVHA Group. As part of his new role, Mr. Tran will continue to oversee the BRP global corporate strategy which also includes M&A activities and business development.

Last June during its Analyst Day, BRP had confirmed it was exploring new addressable markets collectively evaluated at over $70 billion. With the acquisitions of Pinion GmbH and Great Wall Motor Austria GmbH, and the anticipated acquisition of the Shawinigan powersports operations of Kongsberg Inc., BRP is poised to enter untapped product categories that overlap recreational, urban mobility and services with game-changing low voltage and human assisted products.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain information included in this release, including statements relating to the completion of the transaction to acquire the Shawinigan operations of Kongsberg Inc., the anticipated benefits associated with the completion of this acquisition and those of Pinion GmbH and Great Wall Motor Austria GmbH, the Company’s business and strategic plans, and other statements that are not historical facts, are “forward-looking statements” within the meaning of Canadian and United States securities laws. Forward-looking statements are typically identified by the use of terminology such as “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases. Forward looking statements, by their very nature, involve inherent risks and uncertainties and are based on several assumptions, both general and specific. BRP cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not

PRESS RELEASE For immediate distribution

guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of BRP to be materially different from the outlook or any future results or performance implied by such statements. Further details and descriptions of these and other factors are disclosed in BRP’s annual information form dated March 24, 2022. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities regulations. In the event that the Company does update any forward-looking statements contained in this press release, no inference should be made that the Company will make additional updates with respect to that statement, related matters or any other forward-looking statement. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About BRP

We are a global leader in the world of powersports products, propulsion systems and boats built on 80 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on and off-road vehicles, Alumacraft and Quintrex boats, Manitou pontoons and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft. We complete our lines of products with a dedicated parts, accessories and apparel portfolio to fully enhance the riding experience. With annual sales of CA$7.6 billion from over 120 countries, our global workforce includes close to 20,000 driven, resourceful people.

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Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Alumacraft, Manitou, Quintrex, and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

For media enquiries:	For investor relations:

Biliana Necheva	Philippe Deschênes
Media Relations	Investor Relations
media@brp.com	Tel.: 450.532.6462
philippe.deschenes@brp.com